UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.20)*
Yardville National Bancorp (Name of Issuer)
Common Stock (Title of Class of Securities)
98502114 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 18, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 98502114

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 984,587

	8.	Shared Voting Power

	9.	Sole Dispositive Power 984,587

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 984,587

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 8.89

14.	Type of Reporting Person IN

SCHEDULE 13D
CUSIP No. 98502114

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 10,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) .09

14.	Type of Reporting Person OO

This statement on Schedule 13D which was filed on July 29, 2004, Amendment No.l was filed on February 15, 2005, Amendment No.2 was filed on May 4, 2005, Amendment No.3 was field on May 11, 2005, Amendment No.4 was filed on June 17, 2005, Amendment No.5 was filed on August 16, 2005, Amendment No.6 was filed on November 10, 2005, Amendment No.7 was filed on November 30, 2005, Amendment No.8 was filed on February 24, 2006, Amendment No.9 was filed on March 10, 2006, Amendment No.l10 was filed on June 5, 2006, Amendment No. 11 was filed on June 23, 2006, Amendment No.12 was filed on January 29, 2007, Amendment No.13 was filed on February 2, 2007, Amendment No.14 was filed on February 6, 2007, Amendment No. 15 was filed on February 13, 2007, Amendment No. 16 was filed on February 15, 2007, Amendment No. 17 was filed on March 13, 2007, Amendment No. 18 was filed on March 20, 2007 and Amendment No. 19 was filed on March 23, 2007 on behalf of Seidman and Associates, L.L.C ("SAL"), Seidman Investment Partnership, L.P. ("SIP"), Seidman Investment Partnership II, L.P. ("SIPII"), Broad Park Investors, L.L.C. ("Broad Park"), Federal Holdings, L.L.C. ("Federal"), Lawrence Seidman ("Seidman"), Patrick Robinson ("Robinson"), Neal Axelrod ("Axelrod") and Dennis Pollack ("Pollack") and LSBK06-08, L.L.C. (“LSBK”), a New Jersey limited liability company being added as a Reporting Person, collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Yardville National Bancorp (YANB), a New Jersey corporation, is hereby amended asa set forth below:  Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D".  Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

 2. Identity and Background

(a-c) LSBK06-08, L.L.C ("LSBK"), a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 10 Hill Hollow Road, Watchung, NJ  07069. Pursuant to the Operating Agreement of LSBK dated December 31, 2006, Lawrence Seidman is the Investment Managing Member of LSBK and has sole investment discretion and voting authority with respect to such securities.

 Item 4. Purpose of Transaction

On April 18, 2007, Mr. Seidman sent a letter to Patrick M. Ryan, President and Chief Executive Officer, requesting the Company publicly disclose through a Form 8-K filing the the January 27, 2006 Federal Reserve Bank of Philadelphia supervisory letter to the Company.  This letter is attached hereto, in its entirety as Exhibit A.

Item 5. Interest in Securities of the Issuer.

(a)(b)(c)  As of the close of business on April 17, 2007, the Reporting Persons owned beneficially an aggregate of 1,004,173 shares of Common Stock which constituted approximately 9.06% of the 11,081,409 shares of Common Stock outstanding as of March 22, 2007 as disclosed in the Issuer's Form 10-Q for the period ended December 31, 2006.

Schedule A attached below describes transactions except for previously reported transactions in the Common Stock effected by the Reporting Persons within the past sixty (60) days.  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

7. Material to be filed as Exhibits

Schedule A       Stock Purchase Transactions

Exhibit A        Letter to Patrick M. Ryan from Lawrence B. Seidman dated April 18, 2007

Exhibit B         Operating Agreement for LSBK06-08, L.L.C.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2007

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated July 26, 2004

/s/ Harold Schechter

/s/ Neal Axelrod

Schedule A

Entity	Date Purch	Cost per Share	Cost	Shares
LSBK	4/11/07	35.0700	35,070.00	1,000
LSBK	4/12/07	35.0379	315,341.30	9,000

Axelrod	3/28/07	36.3510	57.50	1.5818

Seidman Clients	3/28/07	36.8200	257.74	7

Exhibit A
LAWRENCE B. SEIDMAN
100 Misty Lane
Parsippany, NJ 07054
(973) 952-0405
(973) 781-0876 fax
April 18, 2007

Via facsimile (609) 584-9711 and first-class mail
Patrick M. Ryan, President, Chief Executive Officer
Yardville National Bancorp
2465 Kuser Road
Hamilton, NJ 08690

Dear Mr. Ryan:

On page 16 of Yardville National Bancorp’s (“the Company”) Form 10-K, for the period ended December 31, 2006, the Company disclosed the following:

On January 27, 2006, the Federal Reserve Bank of Philadelphia issued a supervisory letter to the Company. The supervisory letter sets forth certain provisions with respect to which the Reserve Bank has requested our compliance, including obtaining prior approvals of dividend payments and any indebtedness other than indebtedness incurred in the ordinary course of business, as well as refraining from purchasing or redeeming any shares of our stock.

I hereby request that the Company publicly disclose, through a Form 8-K filing, a copy of the above described supervisory letter. In September 2005, the Company, through a Form 8-K filing, publicly disclosed the Supervisory Agreement entered into by its primary banking subsidiary with the Office of the Comptroller of the Currency (“OCC”). Since the Company publicly disclosed the OCC Supervisory Agreement, disclosure of this new supervisory letter is material information that mandates public disclosure.

Your prompt attention to this matter is requested.

Very truly yours,

                              /s/ Lawrence B. Seidman
                                LAWRENCE B. SEIDMAN

LBS:jb

Exhibit B

OPERATING AGREEMENT

OF

LSBK06-08, L.L.C.

OPERATING AGREEMENT (hereinafter sometimes referred to as the "Agreement"), dated as of the 31 day of December, 2006, by and between KENNETH SILVERMAN and BRITANY SILVERMAN, BLAKE SILVERMAN and STUART M. GLADSTONE and LAWRENCE B. SEIDMAN hereinafter referred to individually as a "Member" and collectively as the “Members”).

RECITALS

WHEREAS, the parties desire to enter into this Agreement to formally define and express all the terms and conditions of LSBK06-08, L.L.C. (hereinafter referred to as the "Company") and their respective rights and obligations with respect thereto.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and for other good and valuable consideration the receipt of which is hereby acknowledged, the parties agree as follows:

ARTICLE I

FORMATION, NAME AND ADDRESS

1.1  Formation. The parties hereto agree to form the Company under the provisions of the New Jersey Limited Liability Company Act (1993) (hereinafter referred to as the "1993 Law") and this Agreement.

      1.2  Name. The name of the Company shall be "LSBK06-08, L.L.C."

1.3  Principal Place of Business. The principal place of business and the principal office of the Company shall be located at 10 Hill Hollow Road, Watchung, NJ 07069. The Members may at any time change the location of such principal office to another location within New Jersey and shall file any certificate necessary to effectuate such change. The Company may have such other additional offices as hereafter determined by the Members. The Registered Agent shall be Stuart M. Gladstone, Esq. The address of the registered office of the Company in  New Jersey is c/o WolfBlock Brach Eichler (or its successor), 101 Eisenhower Parkway, Roseland, New Jersey 07068.

1.4  Term. The Company shall have perpetual life, unless sooner dissolved in accordance with the provisions of this Agreement.

ARTICLE II

BUSINESS AND PURPOSE OF THE COMPANY

      2.1  Business and Purpose. The purpose of the Company is to make such investments, own such investments and to manage, invest and reinvest such investments or the proceeds therefrom solely in publicly traded bank and thrift stocks and engaging in any and all activities necessary, appropriate or incidental to the carrying out of the foregoing and the business and purposes of the Company.

ARTICLE III

MEMBERS AND COMPANY INTERESTS

       3.1  Members. The Members shall own the Company Interests set forth on Schedule A, attached hereto.

ARTICLE IV

CAPITAL

      4.1  Members. The Members shall make the capital contributions to the Company as described on Schedule A, as and when required by the Investment Managing Member.

     4.2  Capital Accounts. An individual capital account shall be established and maintained for each Member. The capital account of each Member shall be credited with the capital contribution of such Member and with the income shared by such Member pursuant to the terms of this Agreement, and charged with the Company's distributions of cash and other property made to such Member and with the losses shared by such Member pursuant to the terms of this Agreement.

    4.3  Withdrawal of Capital. A Member shall not have the right to withdraw from the Company all or any part of his/her/its capital account except as specifically provided in this Agreement. No Member shall have any right to demand and receive property (other than cash) of the Company in return for his/her/its capital contribution except as may be specifically provided in this Agreement.

   4.4  Additional Capital. In the event additional capital is required, the Members shall have the right but not the obligation to loan such additional capital to the Company. Such loan shall bear interest at the prime rate published in the Wall Street Journal as of the date of the loan. Principal and interest shall be repaid prior to any distributions to the Members.

ARTICLE V

DISTRIBUTION TO MEMBERS PRIOR TO LIQUIDATION

    5.1  Available Cash. The Available Cash of the Company shall be distributed to the Members at such time or times as the Managing Member may determine. Any distributions of the Available Cash shall be made first, to the Investment Managing Member in an amount equal to the accrued and unpaid Quarterly Income Allocation for the current calendar quarter; second, to the Members pro rata to their Company Interests until 100% of their Capital Contributions have been returned in full; and thereafter, 80% to the Members pro rata to their Company interests, and 20% to the Investment Managing Member.

ARTICLE VI

INCOME AND LOSSES

  6.1  Allocation of Net Income. The Net Income of the Company and each item thereof shall be allocated to the Members as follows:

            (a)  First, to offset prior allocations of Net Loss, in the reverse order thereof;

            (b)  Second, to the Investment Managing Member, to the extent of the accrued Quarterly Income Allocation; and

            (c)  Third, (i) 80% to the Members, pro rata to their Company Interests and (ii) 20% to the Investment Managing Member.

 6.2  Allocation of Net Losses. The Net Losses of the Company and each item thereof shall be allocated to the Members as follows:

(a)  First, to the Investment Managing Member to offset prior allocations of Net Income pursuant to Section 6.1(c)(ii);

(b)  Second, to the Members pro rata to their Company Interests to offset prior allocations of Net Income pursuant to Section 6.1(c)(i);

            (c)  Third, to the Members in proportion to and to the extent of their Capital Contributions; and

(d)  Fourth, to the Investment Managing Member to offset prior allocations of Net Income pursuant to Section 6.1(a).

ARTICLE VII

AUTHORITY AND DUTIES

OF THE MEMBERS
        7.1  Management Powers.

(a)  The Managing Member shall be either KENNETH SILVERMAN or BLAKE SILVERMAN (hereinafter referred to as the “Managing Member”). Each Managing Member shall have the exclusive right and power to manage and operate the Company and to do all things necessary to carry on the purpose, business and objectives of the Company referred to in Article II of this Agreement. The management decisions of the Company shall be made by either Managing Member.

          (b)  Except as otherwise modified by this Agreement, in addition to any other powers conferred on the Managing Member by the New Jersey Limited Liability Company Act, the Managing Member shall have the following rights and powers in regard to the management and control of the business and affairs of the Company:

                (i)  To borrow money for the general purposes of the Company and the right to encumber the assets of the
                     Company to secure such borrowing;
                (ii)  To deposit or invest the funds of the Company in such bank accounts or brokerage cash accounts as is deemed from time to time not to be available for current distribution;
                 (iii)  To prosecute, defend, settle or compromise any actions or claims at the Company's expense as may be deemed necessary or proper to enforce or protect the interests and property of the Company and to satisfy any judgment or settlement;
                         (iv)  To establish reasonable reserve funds out of revenues received by the Company;
                     and
                 (v)  To enter into, execute, acknowledge, deliver, perform and carry out contracts and agreements of every kind necessary or incidental to the accomplishment of the foregoing.

(c)  The Managing Member shall have the right to appoint and remove an Investment Managing Member and establish the allocation of Net Income and distributions to the Investment Managing Member for its services. The Initial Investment Managing Member shall be Lawrence B. Seidman; his allocation of Net Income and distributions for his services (the "Quarterly Income Allocation") shall be 0.25% of the fair market value of the Company's assets computed and payable as of the last day of each calendar quarter.

ARTICLE VIII

TRANSFERS OF COMPANY INTERESTS

8.1  Transfers of Members' Economic Interests. A Member may not assign the whole or any part of his/her/its economic interests in the Company without the prior written consent of the Managing Member.

8.2  Death, Adjudication of Incompetency, or Bankruptcy of the Members. In the event of the death, adjudication of incompetency or bankruptcy of a Member, the Company shall continue and the legal representative(s) of the Member or the estate of such Member, as the case may be, shall be an assignee of the Member's economic interests in the Company and shall not become a Substitute Member unless the Managing Member consents thereto.

8.3  Substitute Members. No assignee or transferee of a Company Interest shall become a Substitute Member unless all of the following conditions are satisfied:
                    (a)  the assigning or transferring Member so provides in the instrument of assignment;

              (b)  the assignee or transferee executes such documents as the Managing Member may reasonably require so that the Substitute Member will be bound by all the provisions of this Agreement, as it may then be amended, any Certificate of Formation, as it may then be amended, and any other agreement which the Managing Member may reasonably require the Substitute Member to be bound by;

         (c)  the assignee or transferee agrees to bear all costs and expenses, including legal fees, of the Company incurred in effecting such substitution; and
             (d)  the Managing Member shall consent thereto which consent may be withheld unreasonably.

        8.4  Investment Managing Member.

(a)  The Investment Managing Member shall have the following duties and responsibilities:
        (i)  A brokerage account will be opened at Bear Stearns Securities Corp. in the name of LSBK06-                            08, L.L.C.
        (ii)  The account will be a discretionary account with Lawrence B. Seidman having authority to buy and sell stock, issue checks, including payment of the Quarterly Income Allocation, in said account provided all funds deposited into the account are for LSBK06-08, L.L.C., and all stock purchased in the account is in the name of LSBK06-08, L.L.C.
         (iii)  Only shares of publicly traded bank and thrift (including initial conversions of mutual institutions) stocks may be purchased.
         (iv)  Lawrence B. Seidman shall have the sole right to vote the shares in the account until removed as Investment Managing Member as provided in this Agreement.

             (b)  Either Managing Member may remove the Investment Managing Member on December 31, 2008 or on such later date agreed upon by the Investment Managing Member and a Managing Member, or in the event of a breach by Lawrence B. Seidman of his obligations hereunder.

ARTICLE IX

DISSOLUTION AND LIQUIDATION

9.1  Events Causing Dissolution. The Company shall be dissolved and its affairs wound up upon the first to occur of the following:
      (a)  December 31, 2008;

 (b)  the written consent of the Managing Member;

 (c)  the sale or other disposition by the Company of all or substantially all of its assets, unless the Company as part of the consideration for any such sale or other disposition acquired a mortgage, deed of trust, mortgage deed or lease on all or substantially all of the Company assets, in which case the Company shall be dissolved following the sale by it or satisfaction of its entire interest in such mortgage, deed of trust, mortgage deed or lease; or

                  (d)  any other event causing the dissolution of the Company under the laws of New Jersey unless provided otherwise herein.

        9.2  Winding Up and Dissolution.

(a)  Upon the dissolution of the Company pursuant to Section 9.1, the winding up of the Company business and the distribution of Company assets shall be carried out with due diligence and in a timely manner and consistent with the provisions of this Section and applicable requirements of law.

(b)  The Managing Member, or such responsible person or party as may be appointed, shall be referred to hereinafter in this Section as the "Liquidator." The Liquidator shall determine the fair market value of the Company's assets and cause an allocation of any increase in the value of the Company's assets among the Members in the manner in which Net Income is allocated pursuant to Section 6.1 hereof, and shall file all certificates or notices of the dissolution of the Company as required by law. The Liquidator shall be authorized to distribute the Company's assets in kind in whole or in part or to cause the sale of all or part of the Company's assets. Upon the complete liquidation and distribution of the Company property and assets, the Members shall cease to be Members of the Company, and the Liquidator shall execute, acknowledge and cause to be filed all certificates and notices required by law to terminate the Company.

(c)  Promptly following the complete liquidation and distribution of the Company property and assets, the Company accountants shall prepare, and the Liquidator shall furnish to each Member, a statement showing the manner in which the Company property and assets were liquidated and distributed.

9.3  Distribution. The net proceeds resulting from the liquidation of the assets of the Company shall be distributed in accordance with the following priorities:

    (a)  To the payment, to the extent required by any lender or creditor, of accrued expenses, debts, obligations and liabilities of the Company; and
      (b)  To the setting up of any reserve which the Members deem necessary to provide for any contingent or unforeseen liabilities or obligations of the Company; provided, however, that at the expiration of such period of time as the Members may deem advisable, the balance of such reserve shall be distributed in the manner hereinafter set forth in this Section;
            (c)  To the Members to repay any loans or advances made by them to the Company; and
            (d)  The balance shall be distributed to the Members in accordance with Section 5.1.

ARTICLE X

GENERAL PROVISIONS

10.1  Entire Agreement. This Agreement contains the entire understanding between the parties. There are no representations, agreements or understandings, oral or written, relating to the subject matter hereof or the transactions by which the Members have acquired their interests in the Company which are not fully expressed herein.

10.2  Interpretation. This Agreement and the rights and liabilities of the parties hereunder shall be construed under the laws of the State of New Jersey, including the New Jersey Limited Liability Company Act, as amended from time to time.

10.3  Binding Effect. This Agreement shall extend to and be binding upon the parties hereto and their respective heirs, executors, administrators, personal representatives and, to the extent that any assignment shall have been made pursuant to the terms hereof, their assigns.

10.4  Titles and Headings. Article and Section headings and titles in this Agreement are for convenience of reference only, and shall not control or alter the meaning of this Agreement as set forth in the text.

ARTICLE XI

CERTAIN DEFINED TERMS

11.1  Defined Terms. As used herein, the following terms shall have the following meanings:

(a)  "Available Cash" shall mean all cash receipts of the Company less cash expenditures, the amount of cash set aside for reserves, and not including loan proceeds or contributions to the Company.
           (b)  "Bankruptcy" shall mean, as to a specified person, its filing of a petition in bankruptcy, a filing of such a petition against it which is not dismissed within one hundred and twenty (120) days, its making of a general assignment for the benefit of creditors, its consenting to an appointment of a receiver for a substantial part of its property, a court appointment of such a receiver which is not vacated or stayed within one hundred and twenty (120) days, or the sequestration by a court of competent jurisdiction of substantially all of its assets.

            (c)  "Code" shall mean the United States Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder and any corresponding provisions of subsequent law.
   (d)  "Investment Managing Member" shall mean the person selected by the Managing Member pursuant to Section 7.1(c) hereof.

 (e)  "Net Income and Net Losses" shall mean the net income and net losses of the Company as determined by the accountant employed by the Company at the close of each fiscal year and reported on the Company information tax return filed for Federal income tax purposes.
           (f)  "Person" shall mean any individual, general partnership, limited partnership, corporation, joint venture, trust, business trust, cooperative, association or governmental agency or subdivision thereof and the heirs, executors, administrators, successors and assigns thereof, where the context so admits.

           (g)  "Quarterly Income Allocation" shall have the meaning set forth in Section 7.1(c).

IN WITNESS WHEREOF, the parties hereto have set their hands and seals as of the day and year first above written.

WITNESS:      Members

___________________________   _/s/Kenneth Silverman______________________
                 Kenneth Silverman

By:_/s/ Britany Silverman_______________

Britany Silverman

By:  /s/Blake Silverman_________________

Blake Silverman

By:_/s/Stuart M. Gladstone______________

Stuart M. Gladstone

By:_/s/ Lawrence B. Seidman_____________

Lawrence B. Seidman